EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

May 12, 2008	For More Information Contact: Mark D. Curtis, Senior Vice President and Treasurer (516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASE IN
EARNINGS FOR THE FIRST QUARTER OF 2008

          Glen Head, New York, May 12, 2008 (PRIME NEWSWIRE) – In the first quarter of 2008, the First of Long Island Corporation (Nasdaq: FLIC) earned $.39 per share, or $2,857,000, as compared to $.34 per share, or $2,628,000, for the same quarter last year. The 14.7% increase in earnings per share for the quarter exceeds the 8.7% increase in net income because of the large volume of shares (242,826) repurchased during the quarter. When comparing the current quarter to the same quarter last year, ROE increased by 33 basis points from 11.09% to 11.42%, while ROA decreased slightly (4 basis points) from 1.09% to 1.05%.

          The growth in earnings for the first quarter of 2008 is largely attributable to growth of just over 12% in the overall balance sheet. Average time deposits grew by $58.3 million, or 29%, and average total borrowings grew by $68.6 million, or 191%. The funds provided by time deposit growth along with funds provided by maturities and monthly paydowns on the Bank’s investment securities portfolio were used to grow loans. Average total loans for the first quarter of 2008 were up $80.7 million, or 17.8%, over the same quarter last year and represented 51.3% of average interest-earning assets in the current quarter versus 49% last year. Growing loans in a measured and disciplined manner improves the Bank’s current and future earnings prospects and is an integral part of the Bank’s long-term strategic plan. The funds provided by the increased level of borrowings were used to purchase investment securities. Changes in the interest rate environment during the latter part of 2007 widened the spread between borrowing rates and available investment yields and thereby made a borrowing and investing strategy worthwhile.

          The credit quality of the Bank’s loan portfolio continues to be excellent as evidenced by the low level of nonperforming assets ($352,000). The Bank has not originated nor does it hold any subprime mortgages in its loan portfolio. In addition, all of the Bank’s mortgage securities are backed by conventional mortgages guaranteed by the Government National Mortgage Association (“GNMA”), the Federal National Mortgage Association (“FNMA”), or the Federal Home Loan Mortgage Corporation (“FHLMC”).

          The current interest rate environment and competitive conditions in the Bank’s market area continue to pose challenges. Interest rates declined significantly during the first quarter of this year as evidenced by a 200 basis point decline in the federal funds target rate. If rates remain at current levels this will eventually hurt earnings as loans reprice in a low rate environment and proceeds from maturities and amortization of loans and securities are redeployed in a low rate environment. Competition in the Bank’s market area continues to put upward pressure on deposit pricing and downward pressure on loan pricing and makes the growth of noninterest-bearing checking deposits and lower yielding deposit products challenging.

          In late December 2007, the Bank opened a full service branch in Northport Village, Long Island. In the first quarter of 2008, the Bank opened a full service branch in Babylon, Long Island and converted its Garden City branch from a commercial banking office to a full service branch. Additionally, the Bank moved its Nassau Regional Commercial Banking Team from Glen Head to Garden City. Continued branch expansion in key markets on Long Island and in Manhattan remains an ongoing initiative.

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BALANCE SHEET INFORMATION

	3/31/08	12/31/07

	(in thousands)

Total Assets	$1,131,483	$1,069,019

Net Loans	530,936	521,086

Investment Securities	465,751	466,314

Checking Deposits	314,249	318,322

Savings and Money Market Deposits	333,447	302,158

Time Deposits	266,523	248,558

Securities Sold Under Repurchase Agreements	111,022	92,110

Total Stockholders’ Equity	100,866	102,384

INCOME STATEMENT INFORMATION

	Three Months Ended

	3/31/08	3/31/07

	(in thousands, except per share data)

Net Interest Income	$9,577	$8,798
Provision For Loan Losses	164	122

Net Interest Income After Loan Loss Provision	9,413	8,676

Noninterest Income	1,528	1,459
Noninterest Expense	7,336	6,921

Income Before Income Taxes	3,605	3,214
Income Tax Expense	748	586

Net Income	$2,857	$2,628

Earnings Per Share:
Basic	$.39	$.35
Diluted	$.39	$.34

Cash Dividends Declared Per Share	$.15	$.14

          This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934. Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”. The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

          For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended March 31, 2008. The Form 10-Q will be available on or before May 12, 2008 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com.”

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